Ultimus Managers Trust

225 Pictoria Drive, Suite 450’

Cincinnati, Ohio 45246

VIA EDGAR

June 1, 2021

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE: Ultimus Managers Trust (“Trust”) - Post-Effective Amendment No. 182 to the Registration Statement on Form N-1A

Securities Act File No. 333-180308

Investment Company Act File No. 811-22680

Request to Withdraw Registration Statement on Form N-1A

Ladies and Gentlemen,

On May 19, 2021, the Trust filed Post-Effective Amendment No. 182 (the “Amendment”) to its registration statement on Form N-1A for the purpose of adding two new series to the Trust, the Westwood Quality AllCap Fund and the Westwood SmallCap Growth Fund (the “Funds”). Pursuant to Rule 477 (a) and (c) and Rule 478 of the Securities Act of 1933, as amended, the Trust hereby requests the withdrawal of the Amendment effective as of the date hereof or at the earliest possible date thereafter. The Amendment is being withdrawn because the Trust intends to revise the registration statement for the Funds and then refile. The Amendment has not yet been declared effective and no securities have been sold pursuant to the Amendment.

The Trust further requests that:

1. the Commission find that the withdrawal of the Amendment hereby requested is consistent with the public interest and the protection of investors; and

2. an order with the date of granting this withdrawal be included in the files of the Commission for the Amendment stating "Withdrawn upon request of the registrant, the Commission consenting thereto."

If you have any questions or need further information, please call the undersigned at 513-346-4202 or Thomas W. Steed III, Esq. at Kilpatrick, Townsend & Stockton, LLP, counsel to the Trust at 919-420-1832.

Sincerely,

/s/ Natalie S. Anderson

Natalie S. Anderson

Assistant Secretary

Ultimus Managers Trust